Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven – Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations – +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations – +31 40 268 6494 - Veldhoven, the Netherlands

Tokyo Electron Limited Contacts

Corporate Communications Dept./Investor Relations Dept. – +81 3-5561-7004 – Tokyo, Japan

Tokyo Electron Limited and ASML Announce Agreement to Accelerate Joint Development Activities on EUV and Advanced Lithography Technologies

TOKYO, Japan/VELDHOVEN, the Netherlands, November 30th, 2011 - Tokyo Electron Limited (TEL) and ASML Holding NV (ASML) today announced an agreement to accelerate joint development activities of EUV (Extreme Ultraviolet) and ArF Immersion using state-of-the-art lithography clusters.

This agreement on joint development acceleration was made in order to meet increasing customers’ demand for leading edge systems capable of next generation chip production, namely EUV technology, which is the key lithography solution for 22nm and beyond, and extended ArF immersion, which remains a mainstream technology for critical layers of advanced chip production. Through this dual technology leadership strategy, TEL and ASML are aiming to strengthen our offerings to best support our customers for sub 20nm nodes development.

As part of this agreement, TEL and ASML will provide equipment at their respective facilities in Kumamoto, Japan and Veldhoven, the Netherlands to accelerate development, investigation and customer demonstration activities of the most advanced lithography technologies.

TEL to deliver their newest EUV coater/developer to ASML in Veldhoven

Extensively researched all over the world, EUV is the key lithography solution for 22nm and beyond nodes. Over the past years, TEL and ASML have jointly researched EUV fundamentals and facilitated early EUV customer demonstrations. In addition to these existing efforts, TEL will introduce the company’s most advanced EUV coater/developer at ASML’s R&D base in Veldhoven, and both companies will continue to work together to establish EUV process development for sub 22nm nodes by the end of 2012. Process development on both ASML’s leading edge volume production system TWINSCAN NXE:3300 and TEL’s newest coater/developer will be focused on key factors for EUV process development, such as reducing LWR (line width roughness), mitigating pattern collapse, controlling defects and improving CD uniformity, aiming to support smooth transition to volume production with EUV technology.

ASML to install ArF Immersion exposure tool at TEL’s Kumamoto Koshi facility

Currently, ArF immersion is the most common lithography technique for high volume advanced patterning. To meet industry needs to further optimize immersion lithography technology beyond existing capabilities, TEL and ASML will soon begin developing and validating advanced processes on ASML’s 1.35 NA immersion scanners and TEL’s coater/developers at TEL’s Kumamoto Koshi facilities in addition to their current joint immersion process development work at ASML in Veldhoven. A key focus of this joint development work is to further increase productivity beyond 4,000 wafers per day, which was recently demonstrated at a customer’s manufacturing facility. With the installation of the immersion ArF scanner completed at TEL’s site, both companies intend to accelerate their joint development activity.

About TEL

TEL, established in 1963, is a leading supplier of innovative semiconductor and FPD production equipment worldwide. Product lines include coater/developers, oxidation/diffusion furnaces, dry etchers, CVD systems, surface preparation systems, gas cluster ion beam technologies, and test systems. To support this diverse product base, TEL has strategically located research & development, manufacturing, sales, and service locations all over the world. TEL is a publicly held company listed on the Tokyo Stock Exchange. http://www.tel.com

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 7,800 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

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